Gary B. Wolff, P.C.

488 Madison Avenue, Suite 1100 New York, New York 10022

COUNSELOR AT LAW______________________________________________________________________________

Tel: (212) 644-6446   Fax: (212) 644-6498   Email: wolffpc@nyc.rr.com

January 10, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 3, 2010.

General

1.

Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has had a specific business plan and operations since its inception in 1997. It has not generated large amounts of revenues but has consistently generated revenues using the same mode of operations for 13 years. For these reasons, it is not a blank check company.

Cover Page of Prospectus

2.

The requested disclosures have been made.

Prospective Summary

About Exclusive Building Services, Inc.

3.

We added a brief reference to the “make ready” aspects of the business. We do not believe that it is appropriate to make further emphasis of this component at this time because construction of new and renovation of old office facilities are at extremely low levels meaning that there is currently an extremely low potential demand for “make ready” services in the current economic climate.

4.

We have added the requested disclosure. Our day-to-day operations have remained the same as an incorporated entity as they had when we were a DBA. The legal structure is different but the operations are unchanged.

Risk Factors

5.

Risk Factor #12 has been edited to provide the requested disclosure.

6.

We have made the requested revisions.

7.

The disclosure concerning “control share acquisitions” relates to an aspect of Nevada law which does not apply to us unless or until we have 200 shareholders of record with at least 100 of these having addresses in Nevada. However, we have expanded Risk Factor #18 to provide additional disclosures.

Risks Related to the Business

8.

We have expanded Risk Factor #7 to provide the requested disclosure.

EBS is and will continue to be completely dependent on the services…

9.

The requested disclosure has been provided in Risk Factor #7.

There are significant potential conflicts of interest…

10.

We have eliminated references to the mitigating factor.

We intend to become subject to the periodic reporting requirements…

11.

We have made the requested disclosure.

Patricia G. Skarpa, our chief executive officer…

12.

Risk Factor #7 has been expanded.

The costs of being a public company…

13.

We deleted this Risk Factor.

Risks Related to our Common Stock

Currently there is no established public market…

Any market that develops in shares for our common stock…

14.

We have made the requested edits and modifications to these Risk Factors and to Market Securities.

Use of Proceeds

15.

The requested disclosure has been made.

16.

The reference to minimum has been eliminated.

17.

Disclosure has been added to deal with the case of all registered shares not being sold.

The Offering

18.

There is disclosure on the Cover Page and The Offering that “There is no minimum number of shares that must be sold by us for the offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold.”

Dilution

19.

The requested disclosure has been made.

Market for Securities

20.

The disclosure has been revised.

Note Regarding Forward Looking Statements

21.

The requested disclosure has been made.

Management’s Discussion and Analysis of Financial Condition or Results of Operation

22.

The requested disclosure has been made.

Exclusive Building Services

914 Park Knoll ❖ Katy 77450 ❖ (281) 579-0617

we can do it all.

Mr. Barry T. Hufford
Mr. Walter P. Sass
Weisser Engineering Co.
19500 Park Row, Suite 100
Houston, Texas 77084

February 9, 2001

Dear Mr. Hufford and Mr. Sass:

This agreement, made this 9th day of February, 2001 and effective on the 1st day of February, 2001 by and between Weisser Engineering Co. as client to Exclusive Building Services.

WITNESSETH:

WHEREAS: Client is desirous of the services of Exclusive for the purpose of keeping the building properly cleaned as outlined, and:

WHEREAS: Exclusive is in the business of providing maintenance and janitorial services under the trade name and style of "Exclusive" and desires to contract and agree with the Client for the performance of said janitorial services to be further set out in this agreement.

NOW THEREFORE: In consideration of the faithful performance of the services hereinafter specified, in the manner and at the times specified, the compensation to be paid therefor and the mutual covenants performed and the mutual benefits to each of the parties therefrom, it is hereby contracted and agreed as follows:

I.

The premises making up the working area of this contract will be known further in this contract as the Named Areas and includes the following at: 19500 Park Row, Suite 100, Houston, Texas 77084.

Exclusive agrees to service the named areas 3 times weekly.

- Entrance Areas
- Reception Area
- Executive Offices
- General Offices
- Conference Room(s)
- Computer Room(s)
- Kitchen
- Hallways
- All Restrooms
- All Porches

II.

Exclusive agrees to furnish all equipment, tools, and other paraphernalia necessary for the performance of the said duties, said duties being to maintain the Named Areas in a neat, clean and orderly condition as outlined, in the Cleaning Schedule attached hereto and by specific reference made a part hereof.

III.

In consideration of the faithful performance by Exclusive of the duties hereunder, Client agrees to pay to Exclusive the total sum of SIX HUNDRED FIFTY DOLLARS ($650.00) plus sales tax on the first day of each month for the rendition of the immediately preceding month's service during the term hereof. Credits for nationally recognized holidays were predetermined and given as part of the monthly charge herein. No adjustments will be made for said holidays.

IV.

It is expressly agreed that Exclusive is not and shall not be during the term hereof, employees of the Client but are independent contractors, and in this regard Exclusive will not be within the protection or coverage of Client's Workers Compensation Insurance and no withholding of social security, federal or state income tax or other deductions shall be made from the sums agreed to be paid to Exclusive herein, the same being contract payments and not wages. Exclusive shall be directly responsible for the payment of all social security, federal and state taxes required by law on its representatives and employees.

V.

From time to time as the parties may agree, the amount to be paid by Client may increase or decrease to reflect an increase in a decrease in the area or space serviced and the kind, amount or frequency of services to be rendered. Such modifications shall be binding only if in writing and signed by both parties attached hereto.

VI.

It is agreed that Exclusive will select all representatives to perform its obligations. Client warrants, covenants and agrees that during the term of this agreement and within one hundred twenty (120) days after termination, that Client will not employ an employees, agents, associates or dealers of Exclusive Building Services. Exclusive Building Services warrants, covenants and agrees that during the term of this agreement and within one hundred twenty (120) days after termination, it will not employ any employees, agents, associates or dealers of Client.

VII.

The term of this agreement shall be for six (6) months from the date hereof. Each party shall have the right to terminate this contract upon thirty (30) days notice in writing to the other for any reason.

Exclusive agrees to maintain at all times general liability insurance in the minimum amount of $1,000,000.00 general aggregate limit and $500,000.00 per occurrence on all Exclusive representatives and employees selected by Exclusive to perform its obligations under this agreement. Exclusive shall present certificates evidencing this insurance coverage at the request of the Client.

WEISSER ENGINEERING CO.
19500 Park Row, Suite 100
Houston, Texas 77084

By: ______________________
Barry T. Hufford

Title: Vice President

By: ______________________
~~Walter P. Sass~~ BTH

Title: ~~Vice President~~

EXCLUSIVE BUILDING SERVICES
914 Park Knoll
Katy, Texas, 77450

By: ______________________
Patricia Skarpa

Title: Owner

PRICING SCHEDULE

JANITORIAL SERVICES FOR BUILDING LOCATED AT:
19500 PARK ROW, SUITE 100, HOUSTON, TX 77084

10,000 SQUARE FEET

3 X WEEKLY

FOUR HUNDRED NINETY FIVE DOLLARS
($495.00)
PLUS SALES TAX AT THE RATE OF 8.25%
MONTHLY

TOILET TISSUE, PAPER TOWELS, TRASH LINERS AND LIQUID SOAP
SUPPLIED BY WEISSER ENGINEERING CO.

STRIPPING/WAXING HARD SURFACE FLOORS
$.15 PER SQUARE FOOT
(THIS PRICE DOES NOT REFLECT ANTI-STATIC WAX)

OUTSIDE/INSIDE WINDOWS AND GLASS
ONE HUNDRED DOLLARS
($100.00)
PLUS SALES TAX AT THE RATE OF 8.25%

CLEANING SCHEDULE

I. *NIGHTLY CLEANING*

A. **All Named Areas** (Reception/Entry Areas, Offices, Conference Rooms, Training Room and Common Areas)

1. Empty all trash receptacles and trash removed to designated area.

2. Vacuum all rugs and carpet areas - spot cleaning carpet as needed.

3. Thoroughly dust and/or wipe all horizontal surfaces:
   a. Desktops
   b. Chairs and Chair legs
   c. Tables
   d. File cabinets
   e. Pictures and Wall hangings
   f. Window sills
   g. Equipment, (i.e. - telephones, calculators, computers, etc.)
   h. All other furnishings

4. Damp wipe and polish all glass furniture surfaces with Windex or equal type glass cleaner.

5. Damp wipe entrance metal and fingermarks on entrance glass.

6. Dust mop and thoroughly damp mop hard surface floors.

B. **Restrooms**

1. Stock towels and tissue (tissue to be left on top of toilet bowl).

2. Empty sanitary napkin receptacles and damp wipe for sanitation.

3. Empty trash receptacles and wipe if needed.

4. Dust partitions, tops of mirrors and frames.

5. Clean and polish mirrors.

6. Wipe towel cabinet covers.

7. Toilets and urinals to be cleaned and sanitized inside and out. Polish bright work.

8. Toilet seats to be cleaned on both sides using a disinfectant.

9. Scour and sanitize all basins. Polish bright work.

10. Remove splash marks from walls around basins.

11. Wet mop and rinse restroom floors with a disinfectant.

C. **Kitchen**

1. Vacuum all rugs and carpet areas - spot cleaning carpet as needed.
2. Clean and disinfect all counters and sinks.
3. Clean and disinfect tabletops. Wipe out all chairs.
4. Empty and disinfect all trash receptacles.
5. Spot clean kitchen trash receptacle.
6. Wipe clean all vending machines, coffee machines, refrigerator, water cooler and microwaves.
7. Spot clean walls.

D. **Miscellaneous**

1. Vacuum all stairwells.
2. Check all doors that are supposed to be locked.
3. Make sure all lights are turned off when leaving premise.
4. Keep janitors closet clean at all times.
5. Check for unattended items and put them aside.

II. ***WEEKLY CLEANING***

A. **All Named Areas** (Reception/Entry Areas, Offices, Conference Rooms, Training Room and Common Areas)

1. Dust and/or damp wipe vertical surfaces of desks, filing cabinets, chairs, tables and other furniture as needed.
2. Dust, and damp wipe clean baseboards.
3. Remove dust and cobwebs from stairwell ledges, corners and ceiling areas.

III. ***MONTHLY CLEANING***

A. **All Named Areas** (Reception/Entry Areas, Offices, Conference Rooms, Training Room and Common Areas)

1. Accomplish all high dusting.
2. Dust all upholstered furniture.
3. Remove fingerprints and marks from around light switches and door frames.
4. Dust mini-blinds.
5. Damp wipe telephones using a disinfectant.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.

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